SingTel

08002827

5 May 2008

SEC Mail Processing Section

MAY 22 2008

Washington, DC
111

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and ASX Limited for the period 28 April 2008 to 2 May 2008.

Our SEC file number is 82-3622.

Yours faithfully

SUPPL

Leila Ashraf (Ms)
Senior Legal Counsel

Encs

PROCESSED
MAY 29 2008
THOMSON REUTERS

5/28

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Ms Chan Su Shan
Designation *	Company Secretary
Date & Time of Broadcast	02-May-2008 17:19:55
Announcement No.	00092

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Monthly Report on quotation of CHESS Units of foreign securities relating to shares of Singapore Telecommunications Limited on the Australian Stock Exchange Limited
Description	Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today, as requested by ASX in accordance with its quotation arrangements.
Attachments:	App3B-300408-sgx.pdf Total size = **301K** (2048K size limit recommended)

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Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests ("CDIs") issued over ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	At 31 March 2008 488,872,988 Net transfers* (6,928,210) At 30 April 2008 481,944,778 * Transfers between CDIs and ordinary shares listed on the Stock Exchange of Singapore Exchange Securities Trading Limited ("SGX-ST")
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See item 1 above

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Transfers between CDIs and ordinary shares listed on SGX-ST
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	See item 2 above

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	481,944,728 (as at 30 April 2008)	CDIs issued over ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,439,084,923 (as at 30 April 2008)	Unquoted ordinary shares (including 8,613,550,910 ordinary shares held by Temasek Holdings (Private) Limited) which are listed on the SGX-ST
		25,009,780 (as at 30 April 2008)	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] .... Date: 2 May 2008

Chan Su Shan
Company Secretary

Print name: ....

SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN 096701567

Top 20 holders of ORD & DEF GROUPED as at 30 April 2008

Rank	Name	Units	% of Issued Capital
1	NATIONAL NOMINEES LIMITED	127,738,402	26.50
2	J P MORGAN NOMINEES AUSTRALIA LIMITED	51,194,579	10.62
3	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	43,432,640	9.01
4	ANZ NOMINEES LIMITED <CASH INCOME A/C>	29,368,012	6.09
5	CITICORP NOMINEES PTY LIMITED	19,922,271	4.13
6	COGENT NOMINEES PTY LIMITED	13,546,300	2.81
7	RBC DEXIA INVESTOR SERVICES AUSTRALIANOMINEES PTY LIMITED	11,320,268	2.35
8	COGENT NOMINEES PTY LIMITED <SMP ACCOUNTS>	10,544,204	2.19
9	AMP LIFE LIMITED	9,928,915	2.06
10	CITICORP NOMINEES PTY LIMITED <CFS WSLE IMPUTATION FND A/C>	9,436,770	1.96
11	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 1 A/C>	6,600,000	1.37
12	CITICORP NOMINEES PTY LIMITED <CFS IMPUTATION FUND A/C>	6,505,151	1.35
13	AUSTRALIAN REWARD INVESTMENT ALLIANCE C/O JP MORGAN NOMINEES AUSTRALIA LIMITED	4,628,957	0.96
14	CITICORP NOMINEES PTY LIMITED <CFS WSLE AUST SHARE FND A/C>	4,561,643	0.95
15	CITICORP NOMINEES PTY LIMITED <CFSIL CFS WS SMALL COMP A/C>	4,397,773	0.91
16	J P MORGAN NOMINEES AUSTRALIA LIMITED	4,374,810	0.91
17	CITICORP NOMINEES PTY LTD <CWLTH BANK OFF SUPER A/C>	4,026,780	0.84
18	THE AUSTRALIAN NATIONAL UNIVERSITY	3,650,000	0.76
19	CITICORP NOMINEES PTY LIMITED <CFSIL CFS WS AUST SHRE A/C>	3,162,042	0.66
20	USB NOMINEES PTY LTD	3,032,506	0.63
	Top 20 holders of ORD & DEF GROUPED as at 30 April 2008	**371,372,023**	**77.06**

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com
Sent: Friday, May 02, 2008 5:20 PM
To: Chan Su Shan; Lorinda Leung; Zairani Bte Ahmed; Ong Winn Nie; Foo Yen Yen
Subject: SGX Corporate Announcements :: MISCELLANEOUS

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00092
Submission Date & Time :: 02-May-2008 17:18:36
Broadcast Date & Time :: 02-May-2008 17:19:55
Company Name :: SINGTEL
Submitted By :: Ms Chan Su Shan
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	02-May-2008
Time	19:12:42
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited - Company Announcements Office
Date	02-May-2008
Time	19:13:03
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Top 20 holders

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	29-Apr-2008 17:06:43
Announcement No.	00062

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Date of announcement of SingTel Group's results for the fourth quarter and the financial year ended 31 March 2008
Description	
Attachments:	383-sgx.pdf Total size = **11K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
COMPANY REGISTRATION NUMBER: 199201624D

Date of announcement of SingTel Group's results for the fourth quarter and the financial year ended 31 March 2008

Singapore Telecommunications Limited will be announcing its results for the fourth quarter and the financial year ended 31 March 2008 on 14 May 2008, before the start of trading on the Singapore Exchange and the Australian Stock Exchange.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore, 29 April 2008

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	29-Apr-2008
Time	19:32:56
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Date of announcement of SingTel Group's Q4 Results

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	28-Apr-2008 17:17:38
Announcement No.	00085

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News Release - SingTel's Office@Sea maritime solutions boost productivity and enhance crew welfare
Description	
Attachments:	NR20080428-OfficeAtSea.pdf Total size = **75K** (2048K size limit recommended)

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SingTel

News Release

SingTel's Office@Sea maritime solutions boost productivity and enhance crew welfare

Singapore, 28 April 2008 - Singapore Telecommunications Limited (SingTel) announced today the official launch of the Office@Sea suite of satellite solutions to enable vessels to communicate seamlessly and cost-effectively with their headquarters on land.

Solutions include 'always-on' unlimited broadband Internet access, email, low-cost Voice over IP (VoIP) calls, GSM onboard and ship surveillance. (See Annex A for a description of all Office@Sea solutions.)

Mr Bill Chang, SingTel's Executive Vice President of Business, said: "Maritime communication in the past was limited to low-speed, narrowband connectivity, which meant vessels were essentially cut-off from the rest of the world if not for voice, fax and telex. These were also costly, as they were charged on a pay-as-you-use basis.

"SingTel's Office@Sea solutions overcome these limitations to allow the ship to become a seamless extension of the shore-based office. Maritime customers can now extend their office applications such as corporate email and Intranet as well as Internet access and voice communications to their employees at sea easily and in a secure manner."

According to the 2007/8 Seafarer Attraction and Retention Survey conducted by Shiptalk Recruitment Ltd and Gilmour Research, crew welfare is critical today to attract and retain talents in the maritime sector. This is especially true for the next generation of seafarers who are better educated and technology-savvy.

A total of 71 percent of seafarers polled indicated that Internet access was the most important facility to have onboard, followed by telephone and email access.

"Our solutions create better lives for seafarers by allowing them to stay in touch with their loved ones while at sea, providing them the same quality of user experience that they enjoy at home," added Mr Chang.

"With the launch of Office@Sea, SingTel is excited to play an important role in improving the productivity of maritime companies and enhancing their competitive edge. In addition, we have signed a Memorandum of Understanding (MOU) with the Maritime and Port Authority of Singapore (MPA) to accelerate research and innovation in the industry. As Asia's leading satellite service provider with seamless coverage over all major shipping routes worldwide, SingTel is the perfect partner for charting new oceans of opportunity."

SingTel's suite of Office@Sea services can be viewed at the innovation hub located at the Singapore Maritime Academy (SMA).

SingTel

Annex A

Summary of SingTel Office@Sea solutions:

Broadband Internet
Office@Sea offers 'always-on' unlimited broadband Internet access up to Mbps speed. This allows seafarers to surf the Internet and access web-based applications.

Economical Voice Calling
Economical Voice-over-IP provides the capability for voice communication over the Internet to other VoIP users or to any GSM mobile phone users or fixed line telephone users. This provides shipping companies with substantial cost savings, as it is an alternative to traditional pay-as-you-use services.

SingTel has also introduced a prepaid card service for use on ships. Calls can be made from specially built onboard telephone kiosks. This service relieves shipping companies of the need to manage the call usage of crew members.

Radio over Satellite
Radio over Satellite provides push-to-talk 'walkie-talkie' communications. By enabling connectivity to the Public Switched Telephone Network (PSTN), this application will allow mobile workers on large offshore complexes, such as oil rigs, to keep in constant communication with supervisors on land when conducting surveillance or quality control jobs.

GSM at sea
This allows seafarers to stay in touch with others on land or at sea via personal GSM mobile phones. The solution enables cell phone coverage through the installation of ship-borne mobile base stations which link vessels with public networks via the satellite.

Ship surveillance
SingTel's Office@Sea e-Surveillance solution is an IP-based maritime surveillance solution that allows shipping companies to remotely monitoring their vessels' operations from land via the Internet or 3G-enabled mobile phones.

Shipping companies will have peace of mind as the service improves inventory tracking and onboard monitoring. It is invaluable in times of emergency.

IP PABX
This solution allows seafarers to communicate with offices on land through telephone extension numbers. Telephones on the ship become a seamless part of the office terrestrial voice network.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	29-Apr-2008
Time	08:19:31
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

News Release - SingTel's Office@Sea maritime solutions boost

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan
Designation *	Company Secretary
Date & Time of Broadcast	28-Apr-2008 17:22:32
Announcement No.	00093

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News Release - MPA and SingTel collaborate to promote maritime research and innovation
Description	
Attachments:	NR20080428-MPA.pdf Total size = **89K** (2048K size limit recommended)

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MPA
SINGAPORE

SingTel

News Release

MPA and SingTel collaborate to promote maritime research and innovation

MOU to further strengthen Singapore's position as a maritime telecommunications hub

Singapore, 28 April 2008 - The Maritime and Port Authority of Singapore (MPA) and Singapore Telecommunications Limited (SingTel) announced today the signing of a Memorandum of Understanding (MOU) on Maritime Telecommunications Technology Research and Innovation. The two parties will collaborate to promote maritime technology R&D as part of Singapore's development as a maritime telecommunications hub and international maritime centre.

The MOU will leverage SingTel's global satellite infrastructure and expertise, and MPA's insights and on-going efforts to further develop Singapore's port and maritime industry.

One of the key projects explores the seamless integration of SingTel's maritime satellite broadband solutions with the MPA's Wireless-broadband-access for SeaPort (WISEPORT) facility. This will facilitate vessels close to the shore to switch their satellite broadband connections to higher bandwidth land-based broadband services such as the WISEPORT's mobile WiMAX service and WiFi, resulting in cost-savings for ships.

Other initiatives include developing low-cost maritime broadband solutions and establishing test-bed facilities to boost R&D in maritime telecommunications technology and services for the maritime community.

Capt Khong Shen Ping, MPA's Acting Chief Executive, said: "The MPA is pleased to work with SingTel to promote maritime research and innovation in the telecommunications field. This MOU is part of MPA's efforts to promote maritime R&D in Singapore. I would like to encourage research institutes and infocommunication service providers to ride on the MOU to research and develop new initiatives to benefit and grow the maritime sector."

Mr Bill Chang, SingTel's Executive Vice President for Business, said: "SingTel, as Asia's leading communications company and satellite service provider with seamless coverage over all major shipping routes, is excited to work with the MPA to shape the future of the maritime sector. By creating a platform for innovation and knowledge-sharing, we hope to increase the adoption of ICT services in the maritime industry."

....

MPA SINGAPORE

SingTel

About the Maritime and Port Authority of Singapore (MPA)
The Maritime and Port Authority of Singapore (MPA) was established on 2 February 1996, with the mission to develop Singapore as a premier global hub port and international maritime centre (IMC), and to advance and safeguard Singapore's strategic maritime interests. The MPA is the driving force behind Singapore's port and maritime development, taking on the roles of Port Authority, Port Regulator, Port Planner, IMC Champion, and National Maritime Representative. The MPA partners the industry and other agencies to enhance safety, security and environmental protection in our port waters, facilitate port operations and growth, expand the cluster of maritime ancillary services, and promote maritime R&D and manpower development. Please visit www.mpa.gov.sg for more information.

About SingTel
SingTel is Asia's leading communications group with operations and investments around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

With significant operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

To serve the needs of multi-national corporations, SingTel has a network of 37 offices in 19 countries and territories throughout Asia Pacific, Europe and the United States. These offices enable SingTel to deliver reliable and quality network solutions to its customers, either on its own or jointly with local partners.

The Group also has major investments in Bangladesh, India, Indonesia, Pakistan, the Philippines and Thailand. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving about 172 million customers in eight markets.

SingTel employs more than 19,000 people worldwide and had a turnover of S$13.15 billion (US$8.40 billion) and net profit after tax of S$3.78 billion (US$2.42 billion) for the year ended 31 March 2007. More information can be found @ www.singtel.com and www.optus.com.au.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	29-Apr-2008
Time	08:19:36
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

News Release:MPA and SingTel collaborate to promote maritime

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Ms Chan Su Shan
Designation *	Company Secretary
Date & Time of Broadcast	23-Apr-2008 12:50:33
Announcement No.	00029

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel to build a multi-million dollar state-of-the-art green data centre
Description	
Attachments:	NR23042008.pdf Total size = **93K** (2048K size limit recommended)

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SingTel

News Release

SingTel to build a multi-million dollar state-of-the-art green data centre

Kim Chuan Telecommunications Centre 2 to set new standards in Managed Hosting Services

Singapore, 23 April 2008 - Singapore Telecommunications Limited (SingTel) announced today that it will build a new state-of-the-art data centre at Kim Chuan, equipped to deliver highly secure and reliable network infrastructure services.

The Kim Chuan Telecommunications Centre 2 (KCTC-2), expected to be completed in early 2010, will offer 150,000 square feet of data centre space, making it one of the largest data centres in Singapore. With KCTC-2, SingTel expects to extend its current leadership in the data centre industry and offer corporate customers the most innovative solutions.

SingTel sees the growth of higher performance computing, such as blade servers and the iN2015 government initiative, driving the demand for new data centre facilities that can support next-generation infocomm requirements.

Mr Bill Chang, SingTel's Executive Vice President for Business, said that SingTel anticipates strong demand for KCTC-2's hosting facilities due to its strategic location, state-of-the-art infrastructure and complete infocomm service offerings.

"Increasingly, customers are looking for end-to-end managed solutions that offer convenience and peace of mind. We have brought these services together under one roof at KCTC-2 to help our customers reduce costs, as well as improve their productivity and competitiveness with maximum security and availability," Mr Chang said.

SingTel's total data centre capacity in Singapore will be increased to more than half a million square feet with the addition of KCTC-2. The new centre will be located next to SingTel's existing data centre at Kim Chuan and will be its fifth facility in Singapore. The company's local and regional data centres are inter-connected seamlessly via SingTel's Wide Area Networks. Customers thus enjoy geographical diversity for their mission critical infocomm systems and applications.

KCTC-2 will be built to Tier-4 specifications, the industry's most stringent data centre standards. It will have high capacity power and cooling systems with full redundancy, advanced fire suppression systems and cabling infrastructure designed with diversity to ensure maximum uptime. It can also withstand the increasing weight of sophisticated computing and data storage systems.

The new KCTC-2 will be constructed to meet the recently revised requirements of the Building and Construction Authority's (BCA) Green Mark scheme, a green building rating system that evaluates buildings based on criteria such as energy and water efficiency, as

well as environmental protection and innovation. SingTel's green data centre design allows customers to optimise their utility expenses while protecting the environment.

Another key advantage of KCTC 2 is that it will allow customers to enjoy convenient one-stop access to SingTel's award-winning suite of end-to-end Managed and Professional Services*. In addition, customers can leverage state-of-the-art technologies from SingTel and its partners to address their high performance computing needs, including virtualisation and smart cooling solutions. These services help customers optimise their operations and increase the competitiveness of their businesses.

Mr Chang said: "The capabilities of SingTel's data centres are critical to our customers' businesses and are a key consideration when selecting Singapore as their regional data centre and network hub. KCTC-2 is poised to set a new benchmark for data centre services in Singapore and demonstrates SingTel's commitment to providing world-class Managed Hosting Services."

***Note to editors:**

SingTel Managed Services
SingTel Managed Services is a comprehensive suite of services comprising of Managed Hosting Services, Managed Converged Services, Managed Security Services, Managed Network Services and Managed Application Performance Services. These services operate seamlessly over SingTel's converged IP platform to meet customers' end-to-end communications and IT needs.

Managed Hosting Services are offered through a pan-Asian network of world-class data centres, owned, built and operated by SingTel. Together with its extensive global marketing alliances, SingTel has one of the largest data centre footprints in the industry.

In 2007, SingTel Managed Services received numerous awards including: NetworkWorld Asia Readers' Choice Award for Best Managed Services and Computerworld Singapore Readers' Choice Award for Best Managed Connectivity Services and Best Data Centre & Hosting Services.

SingTel Professional Services
SingTel Professional Services is an extensive suite of consulting services to meet customers' requirements for each phase of an IT deployment. This includes full turn-key design of ICT solutions, project management, system integration, operation and upgrade planning. SingTel provides complete lifecycle support of IT systems, enabling customers to optimise their businesses with the latest technologies and best industry practices.

Zairani Bte Ahmed

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com

Sent: Wednesday, April 23, 2008 12:51 PM

To: Chan Su Shan; Lorinda Leung; Zairani Bte Ahmed; Ong Winn Nie; Foo Yen Yen

Subject: SGX Corporate Announcements :: MISCELLANEOUS

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=

Announcement Title :: MISCELLANEOUS
Announcement No. :: 00029
Submission Date & Time :: 23-Apr-2008 12:48:49
Broadcast Date & Time :: 23-Apr-2008 12:50:33
Company Name :: SINGTEL
Submitted By :: Ms Chan Su Shan

=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	23-Apr-2008
Time	15:08:41
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel to build a multi million dollar state of the art gre

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	22-Apr-2008 19:18:56
Announcement No.	00141

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement of buy-back
Description	Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today in relation to the proposed buy-back of shares, as required by ASX in accordance with its listing rules.
Attachments:	App3C-220408-buyback.pdf Total size = **97K** (2048K size limit recommended)

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Rule 3.8A

Appendix 3C

Announcement of buy-back
(*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Singapore Telecommunications Limited	ARBN 096 701 567

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary
3	Voting rights *(eg, one for one)*	On a show of hands – every member present in person and each proxy shall have one vote On a poll – every member present in person or by proxy shall have one vote for every share he holds or represents
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully paid
5	Number of shares in the +class on issue	15,921,020,701
6	Whether shareholder approval is required for buy-back	Shareholders' approval was obtained at the Extraordinary General Meeting on 27 July 2007.
7	Reason for buy-back	To satisfy obligations under awards of shares pursuant to the SingTel Performance Share Plan, as permitted under the Singapore Companies Act.

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	NA

On-market buy-back

9	Name of broker who will act on the company's behalf	To be determined
10	Deleted 30/9/2001.	
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	Up to 4 million shares
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	16 to 31 May 2008
13	If the company intends to buy back shares if conditions are met - those conditions	NA

Employee share scheme buy-back

14	Number of shares proposed to be bought back	NA
15	Price to be offered for shares	NA

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	NA
17	Number of shares proposed to be bought back	NA
18	Price to be offered for shares	NA

Equal access scheme

19	Percentage of shares proposed to be bought back	NA
20	Total number of shares proposed to be bought back if all offers are accepted	NA
21	Price to be offered for shares	NA
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	NA

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: .....22 April 2008..........
(~~Director/~~Company secretary)

Print name: ....Chan Su Shan (Ms)...............................

== == == == ==

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	23-Apr-2008
Time	08:29:08
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Announcement of buy-back - Appendix 3C

END

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

END